SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13D
                              (Rule 13d-101)

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*

                           SEABOARD CORPORATION
___________________________________________________________________________
                            (Name of Issuer)

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
___________________________________________________________________________
                      (Title of Class of Securities)

                                 811543107
___________________________________________________________________________
                              (CUSIP Number)

                             Steven J. Bresky
                         c/o Seaboard Corporation
                     9000 West 67th Street, 3rd Floor
                       Shawnee Mission, Kansas 66202
                        Telephone:  (913) 676-8800
                        Facsimile:  (617) 676-8872
___________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              With a copy to:
                         Russell B. Richards, Esq.
                            King & Spalding LLP
                           1180 Peachtree Street
                          Atlanta, Georgia 30309
                              (404) 572-4695

                             February 29, 2008
___________________________________________________________________________
          (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

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     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

    Seaboard Flour LLC
    I.R.S. Identification No.:

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                       (a) [X]
                                                       (b) [ ]

3.  SEC USE ONLY

4.  Source of Funds (See Instructions)

    PF

5.  Check if Disclosure of Legal Proceedings Is Required
    Pursuant to Items 2(d) or 2(e)
                                                           [ ]
6.  Citizenship or Place of Organization

    Delaware

Number of               7.   Sole Voting Power
Shares
Beneficially                 893,948.24
Owned by
Each                    8.   Shared Voting Power
Reporting
Person with                  0

                        9.   Sole Dispositive Power

                             893,948.24

                        10.  Shared Dispositive Power

                             0

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person

    893,948.24

12. Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)
                                                           [ ]

13. Percent of Class Represented by Amount in Row (11)

    71.8% [Based on 1,244,278.24 shares of Common Stock outstanding as of February 8, 2008, as disclosed in Issuer's Annual Report on Form 10-K for the year ended
    December 31, 2007.]

14. Type of Reporting Person (See Instructions)

     OO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

    Steven J. Bresky
    I.R.S. Identification No.:

2.  Check the Appropriate Box if a Member of a Group (See
    Instructions)
                                                       (a) [X]
                                                       (b) [ ]

3.  SEC USE ONLY

4.  Source of Funds (See Instructions)

    PF

5.  Check if Disclosure of Legal Proceedings Is Required
    Pursuant to Items 2(d) or 2(e)
                                                           [ ]
6.  Citizenship or Place of Organization

    United States Citizen

Number of               7.   Sole Voting Power
Shares
Beneficially                 896,486.24
Owned by
Each                    8.   Shared Voting Power
Reporting
Person with                  9,861

                        9.   Sole Dispositive Power

                             896,486.24

                        10.  Shared Dispositive Power

                             9,861

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person

     906,347.24

12. Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)
                                                           [ ]

13. Percent of Class Represented by Amount in Row (11)

    72.8% [Based on 1,244,278.24 shares of Common Stock outstanding as of February 8, 2008, as disclosed in Issuer's Annual Report on Form 10-K for the year ended
    December 31, 2007.]

14. Type of Reporting Person (See Instructions)

     IN

     This Amendment No. 1 amends and supplements the statement on Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission on November 1, 2006 by Steven J. Bresky and Seaboard Flour LLC (together, the "Reporting Persons") with respect to the shares of Common Stock, $1.00 par value per share (the "Common Stock"), of Seaboard Corporation, a Delaware corporation (the "Company"). This Amendment No. 1 is being filed to report the change in the Reporting Persons' percentages of beneficial ownership resulting from issuer repurchases of stock under its stock repurchase program. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D, as amended and supplemented hereby, and Item 5(a) is hereby amended and supplemented as follows:

Item 5. Interest in Securities of the Issuer.

     (a) Based upon information set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission on February 28, 2008, there were 1,244,278.24 shares of Common Stock outstanding as of February 8, 2008. The Reporting Persons together own an aggregate of 906,347.24 shares (or 72.8%) of Common Stock.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                         SEABOARD FLOUR LLC

                          By:     /s/ Steven J. Bresky
                                  Name:  Steven J. Bresky
                                  Title:  Manager


                          STEVEN J. BRESKY

                          /s/ Steven J. Bresky



Dated:  February 29, 2008

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